UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2013
Commission File Number  000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

2020 – 401 West Georgia Street, Vancouver, British Columbia  Canada  V6B 5A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

BRITISH COLUMBIA
ONTARIO

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

RepliCel Life Sciences Inc. (the “Company”)
Suite 2020 – 401 West Georgia Street
Vancouver, BC V6B 5A1

Item 2.	Date of Material Change

April 30, 2013

Item 3.	News Release

News Release dated April 30, 2013 was disseminated via Marketwire on April 30, 2013.

Item 4.	Summary of Material Change

The Company announced that it is initiating the clinical development of a new autologous cell therapy for the treatment of a variety of chronic tendon injuries including Achilles, patellar and elbow.  This technology is based on the Company’s core understanding of the unique biological function of hair follicle cells.

Item 5.	Full Description of Material Change

5.1       Full Description of Material Change

See attached news release.

5.2       Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

David Hall, President and Director 604.248.8730

Item 9.	Date of Report

April 30, 2013

NEWS RELEASE

RepliCel Announces New Tendon Repair Technology Based on its Hair Follicle Cellular Expertise

VANCOUVER, BC – April 30, 2013 - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (OTCBB: REPCF) (CDNX:RP) is pleased to announce that it is initiating the clinical development of a new autologous cell therapy for the treatment of a variety of chronic tendon injuries including Achilles, patellar and elbow. This technology is based on the Company’s core understanding of the unique biological function of hair follicle cells.

RepliCel´s preclinical research, as well as published clinical Phase I data from its collaborator, Dr. David Connell, indicates that the engraftment of collagen-producing fibroblasts from the dermal sheath of a hair follicle can repair micro-tears and promote the regeneration of damaged tendons associated with chronic tendinosis.  Connell’s early Phase I work in humans, using fibroblast cells derived from adipose tissue, produced statistically significant improvements in function and pain.  RepliCel is initially planning a Phase II Achilles tendinosis trial that is focused on the same healing pathway developed by Connell; however, a new source of fibroblasts isolated from non-bulbar dermal sheath (NBDS) cells of a hair follicle will be used.  This tendon technology, named RepliCel Tendon-01 (RCT-01), will be tested in approximately 90-120 subjects in a Phase II trial anticipated to commence in late 2013.  RepliCel’s focus on the use of NBDS cells is based on the fact that these cells produce significantly more type I collagen than fibroblasts derived from adipose tissue. Type I collagen is the primary cell type in tendons.

Rolf Hoffmann, RepliCel’s Chief Medical Officer states, “Dr. Connell was able to demonstrate in three different Phase I trials that direct injection of fibroblasts significantly improves healing in chronic tendinosis.  It is our collective hypothesis that the underlying cause of chronic tendinosis is a cellular deficit of collagen producing cells in the injured tendon.  RepliCel’s extensive research on the cellular construct and function of hair follicle cells has allowed us to identify and isolate a source of very potent type I collagen producing fibroblast cell population.  In Phase I trials, our collaborator achieved statistically significant results (P<0.001) in both function and pain scores for Achilles tendinosis.  In studies of pateller and tennis elbow tendinosis, indications of therapeutic benefit, in terms of pain and function, were demonstrated.  It is our expectation that our new hair follicle derived fibroblast cell population will provide an improved cell population to further enhance the tendon treatment.”

In parallel to the tendon project, RepliCel continues to develop its cellular treatment for androgenetic alopecia (pattern baldness) named RepliCel Hair-01 (RCH-01).  For the past few months RepliCel has been working with regulators to assemble a formal clinical trial application for submission to the Paul-Ehrlich-Institut (PEI), the German competent authority for human clinical trials involving cell therapy. In conjunction, the Company will make a submission to the responsible Ethics Committees. The trial is designed to demonstrate the efficacy and safety of injections of RCH-01 in approximately 120 male participants and will also provide insight into the optimal treatment regimen for hair growth.

David Hall, CEO and President of RepliCel states, “One of the biggest challenges of a biotech company is the development of a pipeline of technologies, especially technologies that are based on your core competency.  RepliCel’s tendon repair technology is based on our unique understanding of the cellular function of hair follicle cells and how we could use that knowledge to improve upon a stellar Phase I technology.  We are excited to be able to double our Phase II trial activity which adds significant value to the Company.”

About RepliCel Life Sciences

The Company is developing two autologous cell therapies.  The first is a cellular treatment for androgenetic alopecia (pattern baldness) named RepliCel Hair-01 (RCH-01).  The second is a cell therapy for the treatment of chronic tendon injuries named RepliCel Tendon-01 (RCT-01).  Both treatments are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. Phase II clinical trials, for both technologies, are planned for the later part of 2013.

For more information please contact:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com
www.replicel.com

Notice Regarding Forward Looking Statements

This press release contains projections and forward-looking statements, as that term is defined under applicable securities laws.  Statements in this press release, which are not purely historical, are forward-looking statements that relate to the approval and commercialization of the Company’s hair restoration process, the Company’s development of its Achilles tendon technology, the expected commencement of the Company’s Phase II clinical trial for its tendon technology, that the Replicel tendon technology will provide therapeutic benefit, in terms of pain and function, for tendonosis, that the new hair follicle derived from fibroblast isolated from NBDS cells will provide improved cell population in the tendon to further enhance tendon treatment,  and the expected commencement of the Company’s Phase II clinical trial for its hair restoration technology. These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on Sedar at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

/s/ Gemma Fetterley
Gemma Fetterley
VP Finance and Corporate Secretary
Date:  May 1, 2013